May 6, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Consumer Products

100 F Street, NE

Washington, DC 20549

Attention:	Tony Watson, Accountant Donna Di Silvio, Accountant

Re:	Williams-Sonoma, Inc. Form 8-K filed March 20, 2019 File No. 001-14077

Ladies and Gentlemen:

Williams-Sonoma, Inc. (the “Company”) is submitting this letter in response to the comment letter dated April 30, 2019 (the “Comment Letter”) from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) regarding the Staff’s review of the Company’s Form 8-K filed March 20, 2019.

For your convenience, the Staff’s comment has been repeated below in its entirety, with the Company’s response set out immediately underneath it. The heading and numbered response in this response letter correspond to the heading and numbered comment contained in the Comment Letter.

Form 8-K filed March 20, 2019

Non-GAAP Reconciliations, page 8

1.

Please tell us your consideration of the guidance in the answer to Question 102.10 of the Non-GAAP Financial Measures section of our Compliance Disclosure and Interpretations related to your presentation of full non-GAAP income statements.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it had not previously considered the non-GAAP reconciliations on page 8 to be a full non-GAAP income statement, as the reconciliations do not include certain line items from the Company’s GAAP income statement. However, the Company acknowledges the Staff’s comment and will revise its disclosure accordingly going forward to ensure that future non-GAAP reconciliations in the Company’s earnings releases do not constitute a full non-GAAP income statement. Attached please find an example of how the Company intends to present future non-GAAP reconciliations, using Q4 2018 numbers for illustrative purposes.

Securities and Exchange Commission

Attn:	Tony Watson, Accountant Donna Di Silvio, Accountant

May 6, 2019

Should the Staff have any additional comments or questions, please contact me at (415) 616-8524 or David King at (415) 616-8478. The Company respectfully requests that the Staff confirm that it has no additional requests or comments when the Staff’s review is complete.

Sincerely,

/s/ Julie Whalen

Julie Whalen

Executive Vice President,

Chief Financial Officer

cc:	David King – Executive Vice President, General Counsel and Secretary

Brett Cooper – Orrick, Herrington & Sutcliffe LLP

Attachment

Exhibit 1

4th Quarter GAAP to Non-GAAP Reconciliation (unaudited)

Fourteen Weeks Ended February 3, 2019

(Dollars in thousands, except per share data)

	$	% of revenues
Selling, general and administrative expenses	$509,070	27.7%
Outward-related[1]	(6,918)
Employment-related expense[2]	(2,543)
Tax legislation[3]	(269)
Impairment and early termination charges[4]	(5,995)

Non-GAAP selling, general and administrative expenses	$493,345	26.9%

	$	% of revenues
Operating income	$200,853	10.9%
Outward-related[1]	7,242
Employment-related expense[2]	2,543
Tax legislation[3]	269
Impairment and early termination charges[4]	6,762

Non-GAAP operating income	$217,669	11.9%

	$	Tax rate
Income taxes	$43,882	22.0%
Outward-related[1]	846
Employment-related expense[2]	584
Tax legislation[3]	(254)
Impairment and early termination charges[4]	1,588

Non-GAAP income taxes	$46,646	21.6%

	$
Diluted EPS	$1.93
Outward-related[1]	0.08
Employment-related expense[2]	0.02
Tax legislation[3]	0.01
Impairment and early termination charges[4]	0.06

Non-GAAP Diluted EPS*	$2.10

* Per share amounts may not sum due to rounding to the nearest cent per diluted share

Notes to Exhibit 1:

1      During Q4 18 we incurred approximately $7.2 million of expense, primarily associated with acquisition-related compensation expense, amortization of intangible assets, as well as the operations of Outward, Inc, of which $6.9 million was recorded within selling, general and administrative expenses.

2       During Q4 18 we incurred approximately $2.5 million of employment-related expense primarily associated with a one-time special equity grant, which was recorded within selling, general and administrative expenses.

3       During Q4 18, we incurred approximately $0.3 million in expenses associated with tax legislation changes, which was recorded within selling, general and administrative expenses.

4       During Q4 18, we incurred approximately $6.8 million of expense, primarily associated with store impairment and early lease termination charges, of which $6.0 million was recorded within selling, general and administrative expenses.